Exhibit 99.2

2Q23

Semantix, Inc.

Semantix®
All about data

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Financial Position As of June 30, 2023 and December 31, 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	4	151,223	338,020
Trade receivables	5	54,661	43,675
Contract assets	5	86,140	95,871
Tax receivables		17,037	11,317
Prepaid expenses and other assets		17,398	30,286
Total current assets		326,459	519,169
Deferred tax asset	6	21,818	22,488
Other assets		5,940	4,774
Property and equipment, net		3,125	3,474
Right of use asset		1,636	2,106
Intangible assets, net	7	161,009	150,530
Total non-current assets		193,528	183,372
Total assets		519,987	702,541

LIABILITIES
Current liabilities
Loans and borrowings	8	27,353	31,001
Trade and other payables	5	67,233	106,023
Contract liabilities	9	1,523	1,672
Lease liabilities		1,483	1,292
Deferred consideration, contingent liabilities and others	9	5,394	26,669
Taxes payable		12,700	14,733
Total current liabilities		115,686	181,390
Loans and borrowings	8	33,436	47,670
Lease liabilities		423	1,141
Derivatives financial instruments	10	12,811	6,412
Deferred consideration, contingent liabilities and others	9	44,238	35,574
Deferred income tax	6	8,592	8,929
Total non-current liabilities		99,500	99,726
Total liabilities		215,186	281,116

Net assets		304,801	421,425

EQUITY
Share capital	11	425	425
Additional paid in capital	11	872,771	872,771
Treasury shares	11 (b)	(35,141)	(508)
Capital reserves	11	22,543	20,300
Other comprehensive loss	11 (c)	(7,216)	(6,840)
Accumulated loss		(552,224)	(468,869)
		301,158	417,279
Non-controlling interests		3,643	4,146
Total equity		304,801	421,425

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Profit or Loss For the six and three months period ended June 30, 2023 and 2022 (In thousands of Brazilian Reais, except earnings per share)

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2023	2022	2023	2022
Revenues	13	48,003	46,108	87,682	85,542
Cost of sales	14	(25,346)	(31,067)	(48,151)	(57,793)
Gross profit		22,657	15,041	39,531	27,749

Operating expenses
Sales and marketing expenses	14	(12,952)	(15,578)	(27,204)	(24,830)
General and administrative expenses	14	(40,111)	(19,730)	(76,303)	(59,498)
Research and development	14	(8,626)	(13,287)	(21,322)	(20,565)
Operating loss		(39,032)	(33,554)	(85,298)	(77,144)

Financial income	15	9,487	2,335	19,850	6,630
Financial expenses	15	(3,704)	(12,715)	(18,164)	(19,208)
Net financial results		5,783	(10,380)	1,686	(12,578)

Loss before income tax		(33,249)	(43,934)	(83,612)	(89,722)
Income tax	6	(2,795)	1,670	(246)	3,572
Loss for the period		(36,044)	(42,264)	(83,858)	(86,150)

Net loss attributed to:
Controlling interest		(35,732)	(42,363)	(83,355)	(86,187)
Non-controlling interest		(312)	99	(503)	37
		(36,044)	(42,264)	(83,858)	(86,150)
Loss per share:
Basic and diluted losses per share (R$)	18	(0.45)	(0.68)	(1.05)	(1.39)

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income or Loss For the six and three months period ended June 30, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2023	2022	2023	2022
Loss for the period		(36,044)	(42,264)	(83,858)	(86,150)
Other comprehensive income (loss)
Items that can be reclassified subsequently to profit or loss
Foreign exchange variation of investees located abroad		991	(2,335)	1,710	(400)
Loss - Hedge activities	10	(1,203)	(3,895)	(2,086)	(3,895)
Total comprehensive loss for the period		(36,256)	(48,494)	(84,234)	(90,445)

Comprehensive income (loss) attributed to:
Controlling interest		(35,944)	(48,593)	(83,731)	(90,482)
Non-controlling interest		(312)	99	(503)	37

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity For the six and three months period ended June 30, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

					Attributable to the owner of the Company
	Notes	Share capital	Additional Paid-in Capital	Treasury Shares	Capital reserves	Loss -Hedge activities	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interest	Total Equity
Balance as of December 31, 2021		55,818	—	—	15,999	—	(1,022)	(140,477)	(69,682)	5,787	(63,895)
Loss for the period		—	—	—	—	—	—	(86,187)	(86,187)	37	(86,150)
Foreign currency translation differences		—	—	—	—	—	(400)	—	(400)	—	(400)
Hedging gains and losses and costs of hedging of loans and borrowings		—	—	—	—	(3,895)	—	—	(3,895)	—	(3,895)
Total comprehensive income (loss) for the period		—	—	—	—	(3,895)	(400)	(86,187)	(90,482)	37	(90,445)
Transactions with owners of the Group:
Share-based payment		—	—	—	2,292	—	—	—	2,292	—	2,292
Transaction with non-controlling interest-Tradimus		—	—	—	—	—	—	—	—	(148)	(148)
Exercise of stock option		—	—	—	276	—	—	—	276	—	276
Balance as of June 30, 2022		55,818	—	—	18,567	(3,895)	(1,422)	(226,664)	(157,596)	5,676	(151,920)

Balance as of December 31, 2022		425	872,771	(508)	20,300	(3,341)	(3,499)	(468,869)	417,279	4,146	421,425
Loss for the period		—	—	—	—	—	—	(83,355)	(83,355)	(503)	(83,858)
Foreign currency translation differences		—	—	—	—	—	1,710	—	1,710	—	1,710
Hedging activities losses		—	—	—	—	(2,086)	—	—	(2,086)	—	(2,086)
Total comprehensive income (loss) for the period		—	—	—	—	(2,086)	1,710	(83,355)	(83,731)	(503)	(84,234)
Transactions with owners of the Group:
Share based plan	12	—	—	—	1,732	—	—	—	1,732	—	1,732
Exercise of stock option	12	—	—	1,480	511	—	—	—	1,991	—	1,991
Treasury shares	11	—	—	(36,113)	—	—	—	—	(36,113)	—	(36,113)
Balance as of June 30, 2023		425	872,771	(35,141)	22,543	(5,427)	(1,789)	(552,224)	301,158	3,643	304,801

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Cash Flows For the six-months period ended June 30, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

		Six month periods ended June 30
	Notes	2023	2022
Cash flows from operating activities
Loss for the period		(83,858)	(86,150)
Adjustments for:
Depreciation and amortization	14	16,165	7,471
Deferred income tax	6	333	(3,683)
Onerous contract	14	—	(477)
Fair value adjustment of derivatives financial instruments	15	5,164	1,586
Share based plan	12	1,732	2,292
Write-off of creditor invoice	14	—	(4,301)
Trade and other receivables expected credit loss	5	7,234	195
Provision for contingencies		443	774
Interest accrued related to loans and leases		4,208	14,979

Adjusted loss for the period		(48,579)	(67,314)
Change in operating assets and liabilities
Trade and other receivables	5	(8,488)	(14,051)
Tax receivables		(5,720)	(1,040)
Prepaid expenses and other assets		8,112	(11,913)
Account payables and accrued expenses		(39,743)	19,507
Taxes payable		(2,033)	1,083
Deferred consideration, contingent liabilities and others	9	3,674	(2,753)

Cash used in operations		(92,777)	(76,481)
Interest paid		(1,954)	(11,815)
Net cash outflow from operating activities		(94,731)	(88,296)

Cash flows from investment activities
Purchase and development of intangible assets	7	(19,389)	(14,652)
Acquisition of subsidiaries net of cash acquired	3/9	(24,386)	—
Acquisitions of property and equipment		(76)	(319)
Net cash outflow from investment activities		(43,851)	(14,971)

Cash flows from financing activities
Loans obtained	8	—	122,016
Proceeds from exercise of stock options	12	511	276
Proceeds from non-controlling interest		5,018	(148)
Payment of loans	8	(20,027)	(21,210)
Purchase of treasury shares	11	(34,633)	—
Lease payments		(794)	(535)
Net cash inflow (outflow) from financing activities		(49,925)	100,399

Increase (decrease) in cash and cash equivalents		(188,507)	(2,868)
Cash and cash equivalents at the beginning of the period	4	338,020	52,149
Cash and cash equivalents at the end of the period	4	151,223	48,881
Net foreign exchange difference		1,710	(400)
Increase (decrease) in cash and cash equivalents		(188,507)	(2,868)

Supplemental non-cash flow information

Remeasurement of lease agreement		199	—
Unpaid amount related to business combination	9	9,558	—
Other receivables related to the sale of non-controlling interest		5,018	—

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 1. General Information
Semantix, Inc. (the "Company" or "Semantix") is a Cayman Island exempted limited liability company, incorporated on November 8, 2021. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. The Company's principal executive office is located in the city of São Paulo, Brazil. The Company is a holding company controlled mostly by a group of individuals, which hold collectively 77.6% of the outstanding shares.
The Company and its subsidiaries (jointly, the "Group") are engaged in the provision of big data, data analytics and artificial intelligence, developing disruptive solutions and platforms as a one-stop-shop for data driven solutions. The Group provides software as a service ("SaaS") and platform as a service ("PaaS") as its core business, with a focus on providing complete solutions in data integration, data engineering, analytics, data sharing and governance, and artificial intelligence and machine learning tools to assist with automation.
Corporate reorganization and transaction with Alpha Capital
On August 2, 2022, the Group carried out a capital reorganization transaction (referred to as the “SPAC merger”) in order to prepare the structure for the transaction with Alpha Capital Acquisition Company ("Alpha"), a special purpose acquisition company. The original capital contributed by the shareholders of Semantix Tecnologia da Informação S.A ("Semantix Tecnologia") was contributed to the Company, resulting in those shareholders obtaining a direct interest in the Company. In additional, as part of this corporate reorganization, Semantix became the controlling shareholder of Semantix AI Ltd. ("Semantix AI") which directly controls Semantix Tecnologia and the other operating companies of the Group.
On August 4, 2022, Semantix became a publicly traded company through the merger with Alpha. On the date, Semantix’s ordinary shares and warrants began trading on the Nasdaq Global Market under the ticker symbols “STIX” and “STIXW”, respectively. The shares offered were registered under the Securities Act of 1934, as amended, pursuant to the Company's Registration Statement on Form F-4 (Registration No. 333-262552), which was declared effective by the Securities and Exchange Commission on July 11, 2022. After the effectiveness of the Registration Statement, the corporate reorganization and subsequently approval of the transaction with Alpha could be made.
These unaudited interim condensed consolidated financial statements as of June 30, 2023, were approved by the Board of Director’s meeting on September, 29 2023.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 2. Basis of preparation and changes to the Group's accounting policies
2.1. Basis of preparation
The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022. Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
The accounting policies adopted are consistent with those of the previous financial year and interim reporting periods.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments and contingent consideration that have been measured at fair value.
2.2. New standards, interpretations and amendments adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2023 reporting periods and have not been early adopted by the Group. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Several amendments apply for the first time in 2023, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.
2.3. Basis of consolidation
There were no changes since December 31, 2022 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries. For the purposes of these unaudited interim condensed consolidated financial statements. The following entities was incorporated by the Group during the six month period ended June 30, 2023:

	Place of Business/Country of Incorporation	Group’s interest (i)		Principal Activities
		June 30, 2023	December 31, 2022
		%	%
Indirectly controlled
Semantix, US Holding, Inc (ii)	United States	100.0	—	Holding company and SaaS and PaaS provider
Elemeno Inc. (iii)	United States	100.0	—	SaaS and PaaS provider
(i) Represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii) New subsidiaries that commenced operations during the six month periods ended of June 30, 2023
(iii) New subsidiary acquired. See further details in note 3.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
2.4. Segment reporting
In reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews the consolidated results as a whole. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries and business lines. Disaggregated information is only reviewed at the revenue level (Note 13), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the consolidated financial statements.
See Note 13 for a breakdown of Group's non-current assets and revenue by geographic area.
2.5. Functional and reporting currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of Semantix is US Dollar (“USD” or “$”). The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), as the Group understands that financial statements presented in BRL brings more relevant information to its stakeholders when evaluating the Group’s operation performance. All amounts are rounded to the nearest thousands, except when otherwise indicated.
2.6. Critical estimates and accounting judgments
Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.
In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set at the consolidated financial statements as of and for the year ended December 31, 2022.
Note 3. Business combinations
Acquisiton of Elemeno
On January 4, 2023, Semantix entered into an agreement, for the acquisition of 100% of total share capital of Elemeno Inc. (“Elemeno”), an US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence. Elemeno specifically aims to automate the development, deployment, and management of machine learning (ML) software with an easy-to-use interface and, in so doing, accelerate artificial intelligence adoption for businesses and organizations. Semantix expects the acquisition of Elemeno to complement and enhance its flagship proprietary platform, the Semantix Data Platform (SDP), and specifically strengthen SDP’s MLOps suite. The transaction was structured as a merger of a Semantix subsidiary with Elemeno, with the surviving company becoming a subsidiary of Semantix. On February 21, 2023, the acquisition was consummated.
The acquisition of Elemeno is recently completed and the allocation of the purchase price to acquire assets, including goodwill, and assumed liabilities is still preliminary pending conclusion of the valuation of the acquired assets and assumed liabilities as of the closing date of the transaction.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Purchase Consideration
The total purchase consideration is distributed as follows:

Cash transferred at acquisition date	1,999
Deferred consideration	2,032
Contingent consideration*	2,348
Total purchase consideration	6,379
*    The Group and the former Elemeno shareholders agreed a contingent purchase price that amounts to R$ 3,5 million to be paid if the Elemeno reaches certain metrics related to accumulated gross sales between January 1, 2023 and December 31, 2026. As of the date of acquisition the Group management considered the fair value of the earn-out of R$ 2,348.
Preliminary Fair value of identifiable assets and assumed liabilities
The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Fair value of identified assets and assumed liabilities	at February 21, 2023
Cash and cash equivalents	113
Refundable obligations	1,410
Intangible assets (*)	2,985
Other liabilities	(102)
Labor and social security obligations	(1,410)
Net identifiable assets acquired	2,996
The preliminary goodwill recognized amounts to R$ 3,383 and it includes the value of expected synergies arising from the acquisition, which is not separately recognized. The goodwill recognized is not expected to be deductible for income taxes purposes.
For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Technology	2,985	Relief from royalty	5 years
The results of these operations of the businesses acquired for periods prior to acquisition dates, individually and in the aggregate, were not material to the Company´s unaudited interim consolidated statements of profit or loss. Therefore, the unaudited interim consolidated financial statements do not include this information.
Note 4. Cash and cash equivalents

	June 30, 2023	December 31, 2022
Cash and bank accounts	22,994	60,278
Short-term investments	128,229	277,742
	151,223	338,020
Financial investments have immediate convertibility characteristics in a known amount of cash and are not subject to risk of significant change in value, being recorded by the increased cost values of income earned up to the statement of financial position dates, which do not exceed their market or realization value.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 5. Trade receivables and other payables
a) Trade and other receivables and contract assets
Trade receivables and contract assets are as follows:

	June 30, 2023	December 31, 2022
Trade receivables	78,044	68,040
Contract assets (a)	94,256	95,871
Expected credit loss (b)	(31,499)	(24,365)
	140,801	139,546
(a)Amounts related to services provided but not yet billed.
(b)The loss allowance was calculated based on the provision matrix calculated by the Group related to the historical loss experienced on its trade receivables. The Group further added qualitative management overlays to arrive at management’s best estimate.
The movement for the expected credit loss balance is as follows:

Opening balance as of January 1, 2023	(24,365)
Additions, net	(7,461)
Foreign exchange translation	100
Write-off	227
Closing balance as of June 30, 2023	(31,499)
The trade receivables by aging are distributed as follows:

	June 30, 2023	December 31, 2022
Current	62,936	54,112
Overdue between:
From 1 to 30 days	6,488	11,680
From 31 to 60 days	938	2,216
More than 61 days	7,682	32
	78,044	68,040
b) Trade and other payables
The breakdown of trade and other payables is as follows:

	June 30, 2023	December 31, 2022
Suppliers	44,131	74,621
Labor and social obligations	23,067	31,379
Other accounts payables	35	23
	67,233	106,023

Current	67,233	106,023

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 6. Income tax
a)Reconciliation of income tax expense and social contribution

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended June 30:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Loss before income tax	(33,249)	(43,934)	(83,612)	(89,722)

Income tax at the nominal Brazilian tax rate - 34%	11,304	14,938	28,428	30,506

Tax paid on profits of overseas subsidiaries	846	351	—	549
Non-deductible expenses	(799)	(110)	(799)	(110)
Deferred tax not recognized (b)	(10,647)	(19,081)	(28,428)	(34,666)
Effects from entities taxed at different taxation regimes (a)	(2,595)	3,779	3,406	6,656
Share-based payment	518	656	810	779
Others	(1,422)	1,137	(3,663)	(142)
Total adjustments	(14,099)	(13,268)	(28,674)	(26,934)

Income tax as reported	(2,795)	1,670	(246)	3,572

Current income tax	—	—	87	(111)
Deferred income tax	(2,795)	1,670	(333)	3,683

(a) Certain eligible subsidiaries adopted the Presumed Profit Method (“PPM”) tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities adopt different taxation regimes according to the applicable rules in their jurisdictions.
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the main operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense.
b) Unrecognized deferred taxes
Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of the Group. In that case, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The net operating loss not recognized for the Brazilian entities are in the amount of R$ 83.612 (June 30, 2022 - R$101.959).

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
c)    Deferred tax assets

	Balance as of January 1, 2023	Recognized in profit or loss	Balance as of June 30, 2023
Bonus provision	3,366	(2,185)	1,181
Contingency	8,387	(249)	8,138
Right of use asset	1,710	226	1,936
Impairment of trade receivables	4,407	313	4,720
Share-based payment	4,618	867	5,485
Effect of changes in foreign exchange rates	—	358	358
Deferred tax assets	22,488	(670)	21,818
d)    Deferred tax liabilities

	Balance as of January 1, 2023	Recognized in profit or loss	Balance as of June 30, 2023
Effect of changes in foreign exchange rates	(155)	153	(2)
Net gain or loss on hedge instruments	(1,581)	(264)	(1,845)
Identifiable assets acquired	(7,193)	448	(6,745)
Total	(8,929)	337	(8,592)
Note 7. Intangible assets, net
Details of intangible assets and changes in the Group's intangible assets balances are presented below:

	Goodwill	Software	Brands	Contract with customers	Development costs	Total
As of December 31, 2021	24,854	5,843	8,633	6,924	28,374	74,628
Additions	—	—	—	—	14,652	14,652
Amortization	—	(569)	(150)	(370)	(5,468)	(6,557)
As of June 30, 2022	24,854	5,274	8,483	6,554	37,558	82,723

	Goodwill	Software	Brands	Contract with customers	Development costs	Total
As of December 31, 2022	73,596	8,902	8,340	8,308	51,384	150,530
Additions	—	2,630	30	—	16,729	19,389
Business combination (Note 3)	3,383	2,985	—	—	—	6,368
Foreign exchange translation	(206)	—	—	—	—	(206)
Amortization	—	(1,276)	(148)	(542)	(13,106)	(15,072)
As of June 30, 2023	76,773	13,241	8,222	7,766	55,007	161,009
There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the six-month periods ended June 30, 2023.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 8. Loans and borrowings
Loans and financing operations are summarized as follows:

Liabilities	Interest rate	Currency	Maturity	June 30, 2023	December 31, 2022
Itaú Unibanco S.A. – Nassau Branch (i)	12.28% per annum	EUR	2025	9,172	12,061
Banco BMG S.A. (ii)	CDI + 6.32% per annum	Brazilian	2023	—	3,130
Itaú Unibanco S.A. (iii)	12.15% per annum	Brazilian	2025	353	433
Banco Santander S.A. (iv)	5.98% per annum	Brazilian	2024	19,266	25,000
Itaú Unibanco S.A. – Nassau Branch (v)	3,05% per annum	USD	2026	7,044	8,921
Banco Bradesco S.A. (vi)	14.77% per annum	Brazilian	2026	24,954	29,126
Total				60,789	78,671

Current				27,353	31,001
Non-current				33,436	47,670
The following table shows the changes in loans and borrowings during the year:

Opening balance at January 1, 2023	78,671

Payment of loans	(20,027)
Interest paid	(1,954)
Accrued interest	4,099

Closing balance at June 30, 2023	60,789
(i) Loan agreement with Itaú Unibanco S.A. – Nassau Branch with maturity on May 28, 2025. The principal and accrued interest are paid quarterly.
(ii) Loan agreement with Banco BMG S.A was fully paid on June 19, 2023.
(iii) Loan agreement with Itaú Unibanco S.A with maturity on May 20, 2025, payable in monthly installments.
(iv) Loan agreement with Banco Santander (Brasil) S.A with maturity on December 30, 2024, payable in monthly installments.
(v) Loan agreement with Itaú Unibanco S.A. – Nassau Branch with maturity on February 18, 2026. The principal and accrued interest are paid quarterly.The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.05% per annum) into an effective annual rate of 16.35%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.
(vi) Loan agreement with Banco Bradesco SA with maturity on March 4, 2026, payable in 48 monthly installments.

Certain loans and borrowings are subject to financial covenants, which have certain performance conditions. Details of the compliance of the Group's financial covenants are set out in note 17.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 9. Deferred consideration, contingent liabilities and others
The breakdown of deferred consideration, contingent liabilities and others are as follows:

	June 30, 2023	December 31, 2022
Accounts payable from acquisition of subsidiaries (i)	9,558	29,814
Contingent liabilities (ii)	26,520	24,667
Contract liabilities	1,523	1,672
Contingent consideration (iii)	11,148	3,248
Other liabilities	2,406	4,514
	51,155	63,915

Current	6,917	28,341
Non-current	44,238	35,574

(i)     The reduction is primarily related to the payment of R$22,500 related the business combination of Zetta.
(ii)     The Group has contingent liabilities related to social security issues resulting from the normal course of the business. The recognized provision reflects the Management’s best estimate of the most likely outcome. The Group understands that the provision recognized is enough to cover the probable losses and Management evaluates and updates the amount on a periodic basis, as needed. There is no contingency classified as possible by the Group.
(iii) Contractual contingent consideration mostly associated to the acquisition of Zetta and Elemeno.

On December 13, 2021, the Municipality of São Paulo Revenue Service issued a tax assessment against us seeking the payment of municipal taxes and fines due on the provision of services (ISS) arising from (i) the alleged underpayment of ISS taxes in the city of São Paulo between January 2016 and February 2017, claiming that our reporting of our headquarters in the city of Cotia, another municipality in the state of São Paulo, was improper and unsubstantiated and (ii) our resale of third-party software licenses between 2016 and 2018. In January 2022, we presented our objection to the administrative court. In August 2022, an unfavorable decision was issued and we appealed to the relevant administrative court in order to revert this decision. As of June 30, 2023, the estimated value involved in this proceeding was R$13,205 million. Based on the advice of both in-house and external counsels, we estimate that the risk of loss in this proceeding is remote in relation to R$3,689 million and possible in relation to R$9,516 million. We do not currently intend to record any provisions or make judicial deposits in respect of such amounts. This decision may be reassessed by us once the related administrative proceeding is concluded, which is currently expected to occur between 2024 and 2026. Any judicial proceedings on this matter would likely require us to make judicial deposits in the amounts involved.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 10. Derivatives and hedge activities
The Group is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivatives instruments are foreign currency risk. The Group’s risk management strategy and how it is applied to manage risk. Therefore, the derivative financial instruments are not speculative. See below the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, maturity date and index.

	Idex	Maturity	June 30, 2023	December 31, 2022
Non-current liabilities
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. EUR	EUR/BRL	May 28, 2025	3,541	2,554
Itaú Unibanco S.A. USD	USD/BRL	February 18, 2026	2,155	972
Derivative warrants liabilities			7,115	2,886
Total non-current derivative financial instrument liabilities			12,811	6,412
The following amounts were recognized in profit or loss in relation to derivatives:

	June 30, 2023	June 30, 2022
Loss on derivative financial instruments	(5,164)	(1,586)
a) Derivative warrant liability
As part of the SPAC merger, each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share at an exercise price of $11.50 per share (“Semantix Warrants”), subject to the same terms and conditions existing prior to such conversion. These warrants are considered financial instruments (derivatives) and are recorded at fair value through profit or loss.
Upon the completion of the SPAC merger, there are 18,499,984 Semantix Warrants outstanding, of which 11,499,984 are public warrants (“Public Warrants”) listed on NASDAQ and 7,000,000 are private placement warrants held by certain former Alpha shareholders ("Private Placement Warrants").
Public Warrants
The Public Warrants became exercisable on September 2, 2022 and will expire on the earlier of August 3, 2027 or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of June 30, 2023, which was U$S 0.0798 per share.
Private Placement Warrants
The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by certain former Alpha shareholders or its permitted transferees:
(i)will not be redeemable by the Company,
(ii)may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until September 2, 2022,
(iii)may be exercised by the holders on a cashless basis, and
(iv)will be entitled to registration rights.
The fair value of Private Placement Warrants was determined using the market trading price as at June 30, 2023, which was US$ 0.0798 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Semantix ordinary share for the same price with the same exercisable period).

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Balance at December 31, 2022	1,794	1,092	2,886
Change in fair value	2,628	1,601	4,229
Balance at June 30, 2023	4,422	2,693	7,115
b) Derivatives designated as hedging instruments
Cash flow hedges - Foreign currency risk
During 2021 and 2022, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap and non-deliverable forward "NDF") with Itau (see note 8) that was elected as hedging instruments.
The cash flow hedge strategies of the Group consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.
The Company formally designates its operations subject to hedge accounting, documenting:
(i) the hedge ratio; (ii) the Company's objective and risk management strategy in adopting the hedge; (iii) identification of the financial instrument; (iv) the object or transaction covered, (v) the nature of the risk to be covered; (vi) the description of the hedging relationship and (vii) the demonstration of the correlation between the hedge and the object of coverage.
The effects of hedge accounting on the financial position and performance of the Group are presented below:

					June 30, 2023
	Hedge item			Hedge instrument
	Book value		Variation in value recognized in income		Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities		Notional value
Strategies
Interest rate and foreign exchange risk
NDF	—	16,216	2,794	29,418	(5,696)
Total	—	16,216	2,794	29,418	(5,696)
As of June 30, 2023, there was no ineffectiveness in relation to the cash flow hedge.
The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
Change in fair value of hedging instrument recognized in OCI	2,086
Closing balance as of June 30, 2023	2,086

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)

					December 31, 2022
	Hedge item			Hedge instrument
	Book value		Variation in value recognized in income		Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities		Notional value
Strategies
Interest rate and foreign exchange risk
NDF	—	21,010	1,507	27,188	(2,831)
Total	—	21,010	1,507	27,188	(2,831)
As of December 31, 2022, there was no ineffectiveness in relation to the cash flow hedge
The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
Change in fair value of hedging instrument recognized in OCI	3,341
Closing balance as of Closing balance as of December 31, 2022	3,341
Note 11. Equity
a) Share capital and additional paid in capital
The Company is incorporated with limited liability in the Cayman Islands. The Company’s affairs are governed by Articles and the Companies Act.
On August 3, 2022, Semantix and Alpha consummated a capital reorganization transaction (referred to as the “SPAC merger”), pursuant to which (i) Semantix Tecnologia became a wholly owned, indirect subsidiary of Semantix, (ii) Semantix Tecnologia’s shareholders became shareholders of Semantix at a pre-determined exchange ratio of 1 : 37.747 (the "Exchange Ratio"), and (iii) Alpha’s shareholders became shareholders of Semantix in exchange for the net assets of Alpha. The net assets of Alpha primarily consisted of cash and marketable securities held in a trust account and certain public and private warrants. The SPAC merger was approved at an extraordinary general meeting of Semantix Tecnologia and Alpha’s shareholders on August 2, 2022.
The authorized share capital is US$287,500 consisting of 287,500,000 Ordinary Shares, par value US$0.001 per Ordinary Share. As of June 30, 2023, there were 80,521,096 Ordinary shares issued and 78,642,791 outstanding.
b) Capital reserve and stock repurchase plan
The Group operates equity-settled stock option plan that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns. Refer to note 12 for more details.
On November 22, 2022, the Board of Directors approved a Stock Repurchase Plan. Under the plan, Semantix, Inc. may repurchase up to US$5 million of ordinary shares of the Company over period of one year. On March 29, 2023, the Board of Directors has authorized an increase in the Company’s existing stock repurchase plan approved by the Board in November 2022 from up to US$5 million to a total of up to US$10 million.
As of June 30, 2023, the Company held 1,878,305 shares in treasury. The Company paid a total amount of R$34,633 for the period ended June 30, 2023 in repurchase shares.
As of June 30, 2023, the company transferred 87,009 shares related to the exercise of the Stock Option Plan options in the total amount of US$ 298 (equivalent to R$ 1,480), which were transferred at an average price of US$ 3.43 per share .

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
c) Other comprehensive income
Other comprehensive income is comprised of changes in the fair value of financial derivatives assets and financial derivatives liabilities at fair value through other comprehensive income, while these financial derivatives are not realized. Also includes gains (losses) on foreign exchange variation of investees located abroad.
Note 12. Share-based plan
a) Share-based plan
During 2021, the Board of Directors approved the “Option Plan” that provides share-based compensation to selected directors and employees as an equity-settled stock-option plan. The plan includes options to 45,000 preferred shares from the Company. During the six-month period ended on June 30, 2023, the Group have no granted of options related to the stock option plan establish before the corporate reorganization.
On August 3, 2022 the establishment of the long-term incentive plan was approved by the Board of Director’ the first grant of RSUs (restricted unit shares) and stock options. RSUs are awarded at no cost to the recipient upon their grant. Stock options have generally been granted with an exercise price equal to the value defined by the Board of Director’s on the grant date.
Under the plan, participants are granted options which only vest if certain performance standards are met. Participation in the plan is at the board’s discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.
On May 23, 2022 the first grant of RSU and stock option were made. Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.
b) Fair value of shares granted
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date. The fair value of the stock options granted was calculated based on the Binomial Pricing Model considering the average contract term. The model inputs for options included:
•Strike Price - Average price weighted by the quantity granted;
•Target Asset Price - The trading price closest to the granting date;
•Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
•Volatility - According to comparable peer entities listed on the stock exchange.
c) Outstanding shares granted and valuation inputs

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
As of June 30, 2023, the outstanding number of Company reserved under the plan were 691,880 shares including 339,590 RSUs.
The average grant-date fair value of RSU shares was US$ 3,79 respectively.
Set out below are summaries of options granted under the plans:

	Number of Options (in thousands)	Weighted average exercise price
At December 31, 2021	25	93.26
Forfeit during the period	(10)	186.92
Exercised during the period	(5)	54.56
At June 30, 2022	10	25.19

At December 31, 2022	10	25.19
Granted during the period (i)	340	3.41
Forfeit during the period (ii)	(31)	66.00
Exercised during the period (iii)	(88)	6.00
At June 30, 2023	231	4.90

(i)    This represents options held by participants who left the Group and did not exercise the options already vested, and with no future right to exercise.
(II)    Exercise of vested options by participants in the Stock Option Plan, in accordance with the Plan’s predetermined rules. For the six-month period ended June 30, 2022, the Group received R$511 regarding the exercise of 88.091 options.

As of June 30, 2023 there were 691,880 options granted of which 382,974 options were vested and 362,905 options were unvested.
As of June 30, 2023, there was R$5,570 (June 30, 2022 - R$ 3,584), of remaining unrecognized compensation cost related to unvested stock options to the Group’s employees. This cost will be recognized over an estimated remaining graded period of 3 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.
For the period ended June 30, 2022,the total compensation expense of both plans were R$ 1,732, with its corresponding entry to shareholders’ equity.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 13. Revenues
a)Disaggregation of revenue from contracts with customers
The Group revenue derives mostly from the resale of third-party software, proprietary software as a services and AI & data analytics services rendered. Disaggregation of revenue by major product lines are as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Third-party software	26,867	28,888	50,470	52,246
Deductions on third-party software	(3,151)	(2,996)	(5,344)	(4,943)
Revenue from Third-party software	23,716	25,892	45,126	47,303

AI & data analytics services	9,393	10,524	17,831	19,076
Deductions on AI & data analytics services	(631)	(690)	(1,194)	(1,250)
Revenue from AI & data analytics services	8,762	9,834	16,637	17,826

Proprietary software as a service (SaaS)	16,356	11,108	27,500	21,839
Deductions on proprietary software as a service (SaaS)	(1,143)	(726)	(1,893)	(1,429)
Revenue from proprietary software as a service (SaaS)	15,213	10,382	25,607	20,410

Other revenue	312	—	312	3
Other revenue	312	—	312	3
Total revenue	48,003	46,108	87,682	85,542
b)Contract assets and deferred revenue related to contracts with customers
The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	Six month periods ended June 30
	2023	2022
Current contract assets relating to third-party software (Note 5)	94,256	12,835
Total contract assets	94,256	12,835

Contract liabilities relating to SaaS (Note 9)	1,523	1,317
Total contract liabilities	1,523	1,317
c)Disaggregation by geographic location
(i)Segment revenue by region

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Brazil	45,307	41,898	79,770	73,859
Latin America (other than Brazil)	2,444	4,187	7,539	11,660
United States of America	252	23	373	23
Total	48,003	46,108	87,682	85,542
For the year ended June 30, 2023, 53%of the revenue is represented by six of our major clients (five clients represents 35% of the Group's revenue the year ended June 30, 2022).

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)Segment non-current assets by region
From the total of non-current assets other than financial instruments and deferred tax assets, 100% is in Brazil as of June 30, 2023 (December 31, 2022- 100% at Brazil).
Note 14. Costs and expenses by nature
The operating costs and expenses by nature incurred as of June 30, 2023 are as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Personnel	29,603	35,157	66,182	66,414
IT and hosting expenses	5,700	1,798	12,240	4,661
Transaction Expense (iii)	—	9,645	—	31,408
Outsourced services	7,074	4,046	11,806	8,351
Traveling	1,071	598	4,536	981
Depreciation and amortization	8,195	3,760	16,165	7,471
Facilities	5,816	136	11,032	1,864
Expected credit losses	6,406	151	7,461	484
Accounts receivable write-off	(11)	(66)	227	289
Cost of third party licenses sold	19,707	22,210	36,571	41,703
Tax expenses	1,306	435	2,182	1,162
Onerous contract reversion (i)	—	697	—	(477)
Write-off of creditor invoice (ii)	—	(1)	—	(4,301)
Other	2,168	1,096	4,578	2,676
Total	87,035	79,662	172,980	162,686

(-) Cost of services provided	5,639	8,072	11,580	15,305
(-) Cost of sales of goods	19,707	22,995	36,571	42,488
(-) Sales and marketing expenses	12,952	15,578	27,204	24,830
(-) General and administrative expenses	40,111	19,730	76,303	59,498
(-) Research and development	8,626	13,287	21,322	20,565
Total	87,035	79,662	172,980	162,686
(i)    Refers to one onerous contract recognized in May 2021 that was reverted in 2022.
(ii)    In 2022, the Group concluded negotiation with one of its suppliers which resulted in the forgiveness of the amount owed of approximately $800 thousand, corresponding to R$4,300.
(iii)    This represents expense related to the SPAC merger non-capitalized as of June 30, 2022

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 15. Financial income and expenses

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Interest income from financial assets	6,163	1,912	14,918	3,243
Foreign exchange gains	3,298	423	4,904	3,387
Other financial income	26	—	28	—
Total financial income	9,487	2,335	19,850	6,630

Foreign exchange losses	(3,710)	(964)	(5,105)	(1,103)
Income (Losses) from fair value of derivative financial instruments	3,574	(1,586)	(5,164)	(1,586)
Interest on loans	(1,396)	(9,575)	(4,099)	(14,832)
Interest on leases	(51)	(72)	(113)	(148)
Currency adjustment	(316)	(391)	(628)	(542)
Tax and contributions on financial expenses	(1,088)	(255)	(1,803)	(407)
Other financial expenses	(717)	128	(1,252)	(590)
Total financial expenses	(3,704)	(12,715)	(18,164)	(19,208)

Financial result, net	5,783	(10,380)	1,686	(12,578)
Note 16. Related parties
Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
There were no reportable transactions between related parties in the Group and members of the key management personnel and their close family members during the six-month period ended on June 30, 2023.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 17. Financial instruments by categories
a)Classification of financial instruments
The classification of financial instruments measured at amortized cost is presented in the following table:

	June 30, 2023			December 31, 2022
	Measured at amortized cost			Measured at amortized cost
	Financial Assets	Receivables and other	Financial Liabilities	Financial Assets	Receivables and other	Financial Liabilities
Assets
Financial investments	151,223	—	—	338,020	—	—
Trade receivables, contract assets and other, net	—	54,661	—	—	43,675	—

Liabilities
Suppliers	—	—	44,131	—	—	74,621
Deferred consideration, contingent liabilities and others	—	—	45,559	—	—	63,915
Lease liabilities	—	—	1,906	—	—	2,433
Loans and borrowings	—	—	60,789	—	—	78,671

Total	151,223	54,661	152,385	338,020	43,675	219,640

On June 30, 2023 financial investments, accounts receivable, trade payables and leasing liabilities, the fair value is substantially the same as amortized cost value.
Using the discounted cash flow method, the fair value for loans and borrowings is R$ 42,338 on June 30, 2023. The discount average rate used was 2.67% per month. The calculation of discount rates was determined from loan agreements for June 30, 2023 in order to represent a reflection of the market as of the balance sheet date.
Fair value hierarchy
Financial instruments are classified at fair value through profit or loss, when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.
The Group measures financial instruments such as certain financial liabilities and derivatives at fair value at each balance sheet date.
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price, these instruments are included in level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable,the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3
Specific valuation techniques used to value financial instruments include:

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
• Swap: These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.
• Derivatives warrants liabilities: the warrant liabilities issued by Semantix, as part of the capital reorganization, contain features that qualify as embedded derivatives. The fair value of Public Warrants and Private Warrants have been measured based on the listed market price of such warrants.
• Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.
All of the resulting fair value estimates are included in level 2, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.
Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	Fair value as of June 30, 2023
Financial Liabilities	Level 1	Level 2	Level 3

Derivative warrants liabilities	7,115	—	—
Contingent consideration from acquisition	—	—	5,596
Derivatives instruments	—	5,427	—

	Fair values as of December 31, 2022
Financial Liabilities	Level 1	Level 2	Level 3
Derivative warrants liabilities	2,886	—	—
Contingent consideration from acquisition	—	—	3,248
Derivatives instruments	—	3,526	—
As of June 30, 2023 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 13.75% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by 769. The change in the fair value in the contingent consideration between the acquisition date and June 30, 2023 was not material.
There were no transfers between levels 1 and 2 for recurring fair value measurements during the periods presented.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each annual consolidated financial statement. As of June 30, 2023, the Group had no transfers between Level 2 and Level 3.
The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.
b)Financial risk management
Financial risk factors
The Group's activities expose it to various financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group's global risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Risk management is carried out by the financial board, according to the policies approved by the Board of Directors. The financial board identifies, evaluates and protects the Group against any financial risks. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.
c)Capital management
The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.
In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.
In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders under their approval, adjustments to the amount of dividends paid or return capital to shareholders, to shareholders and issue new shares or sell assets.
The Group monitors capital based on the net cash / net debt.The Group’s strategy is to keep a positive net cash.
Financial covenants
On June 30, 2023, the loans and borrowings under financial covenants amount is R$ 28,791 (December 31, 2022—R$37,494). The Group has complied with these financial covenants as of June 30, 2023 and December 31, 2022, see note 8.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations. We measure compliance with our financial covenants on an annual basis considering our performance and financial position as of December 31 of each year.

Note 18. Losses per share
Basic losses per share is calculated by dividing profit attributable to Company shareholders by the weighted average number of common shares available during the fiscal year. Diluted losses per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
Since the Group reported a loss for the six months period ended in June 30, 2023 and 2022, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.For the period included in these unaudited interim financial statements, the Group was loss making; therefore, anti-dilutive stock options and warrants are excluded from the diluted EPS calculation.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of June 30, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The tables below show data of income and shares used in calculating basic and diluted earnings per share attributable to the ordinary equity holders of the Company:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2023	2022	2023	2022
Loss for the period	(35,731)	(42,363)	(83,355)	(86,187)
Weighted average number of common outstanding shares¹	78,706	62,000	79,324	62,000
Basic and diluted losses per share (R$)	(0.45)	(0.68)	(1.05)	(1.39)

1.     Share data have been revised to give effect to the share split as explained in note 11 equity.